UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

Chromadex Corporation

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

171077407

(CUSIP Number)

Kate Inman, Esq.

General Counsel and Secretary

OPKO Health, Inc.

4400 Biscayne Blvd.

Miami, Florida 33137

(305) 575-4100

Phillip Frost, M.D.

Frost Gamma Investments Trust

4400 Biscayne Blvd, Suite 1500

Miami, Florida 33137

(305) 575-6015

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 9, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 10 Pages

CUSIP No. 171077407	SCHEDULE 13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON OPKO Health, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 35,487
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 35,487
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,487
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (1)
14	TYPE OF REPORTING PERSON CO

(1)

Calculated based on 55,285,912 shares of common stock, par value $0.001 (the “Common Stock”), of Chromadex Corporation (the “Issuer”), outstanding as of February 28, 2019, as reported in the Issuer’s annual report on Form 10-K for the fiscal year ended December 31, 2018, filed with the Securities and Exchange Commission on March 7, 2019 (the “Annual Report”).

CUSIP No. 171077407	SCHEDULE 13D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Phillip Frost, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,251,521 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,251,521 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,251,521 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9% (2)
14	TYPE OF REPORTING PERSON IN

(1)

Includes 1,929,542 shares of common stock held by Phillip and Patricia Frost Philanthropic Foundation, Inc. and 1,321,979 shares of common stock held by Frost Gamma Investments Trust. Dr. Phillip Frost is the trustee of Frost Gamma Investments Trust. Frost Gamma Limited Partnership is the sole and exclusive beneficiary of Frost Gamma Investments Trust. Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation. Dr. Phillip Frost is President of Phillip and Patricia Frost Philanthropic Foundation, Inc.

(2)	Calculated based on 55,285,912 shares of the Common Stock outstanding as of February 28, 2019, as reported in the Annual Report.

CUSIP No. 171077407	SCHEDULE 13D	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Frost Gamma Investments Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,321,979 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,321,979 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,321,979 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4% (2)
14	TYPE OF REPORTING PERSON OO

(1)

Includes 1,321,979 shares of common stock held by Frost Gamma Investments Trust of which Dr. Phillip Frost is the trustee. Frost Gamma Limited Partnership is the sole and exclusive beneficiary of Frost Gamma Investments Trust. Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.

(2)	Calculated based on 55,285,912 shares of the Common Stock outstanding as of February 28, 2019, as reported in the Annual Report.

CUSIP No. 171077407	SCHEDULE 13D	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON Phillip and Patricia Frost Philanthropic Foundation, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,929,542 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,929,542 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,929,542 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5% (2)
14	TYPE OF REPORTING PERSON CO

(1)	Held by Phillip and Patricia Frost Philanthropic Foundation, Inc. of which Dr. Phillip Frost is President.
(2)	Calculated based on 55,285,912 shares of the Common Stock outstanding as of February 28, 2019, as reported in the Annual Report.

CUSIP No. 171077407	SCHEDULE 13D	Page 6 of 10 Pages

EXPLANATORY NOTE

This Schedule 13D (the “Statement”) is filed (i) to amend and restate the Schedule 13D filed with the Securities and Exchange Commission on January 19, 2011 (the “Original 13D”), as amended on August 29, 2011, July 12, 2012, January 3, 2014, July 27, 2016, September 14, 2016, August 17, 2017, December 29, 2017 and February 14, 2019 filed by Phillip Frost, M.D., Frost Gamma Investments Trust (“FGIT”) and Phillip and Patricia Frost Philanthropic Foundation, Inc. (“Philanthropic Foundation”) and (ii) by OPKO Health, Inc. (“OPKO”, together with Dr. Frost, FGIT and Philanthropic Foundation, the “Reporting Persons”).

On September 7, 2018, the Securities and Exchange Commission (the “SEC”) filed a civil complaint in the Southern District of New York (the “Complaint”), against a number of individuals and entities, including OPKO and its CEO and Chairman, Dr. Frost.

In December 2018, OPKO, Dr. Frost and FGIT entered into settlements with the SEC, which, upon approval by the court in January 2019, resolved the claims against OPKO, Dr. Frost and FGIT. Pursuant to the settlement between OPKO and the SEC, and without admitting or denying any of the allegations of the Complaint, OPKO agreed to be enjoined from future violations of Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”), a claim that requires no showing of scienter, and to pay a civil monetary penalty, which has been paid. OPKO also agreed, within certain stipulated time periods, to: (i) establish a Management Investment Committee (“MIC”) that will make recommendations to an Independent Investment Committee (“IIC”) of OPKO’s board of directors in connection with existing and future strategic minority investments; and (ii) retain an Independent Compliance Consultant (“ICC”) on a time-limited basis to, among other things, advise OPKO on whether filings pursuant to Section 13(d) of the Exchange Act for previous strategic minority investments made at the suggestion of or in tandem with Dr. Frost and his related persons or entities should be made or amended to reflect group membership with Dr. Frost.

Under the terms of the settlement between the SEC, Dr. Frost and FGIT, and without admitting or denying any of the allegations in the Complaint, Dr. Frost agreed to injunctions from violations of Sections 5(a) and (c) and 17(a)(2) of the Securities Act of 1933, claims which may be satisfied by strict liability and negligence, respectively, and Section 13(d) of the Exchange Act, also a strict liability claim; to pay a civil monetary penalty, disgorgement and pre-judgment interest, which have been paid; and to be prohibited, with certain exceptions, from trading in penny stocks.

The ICC has concluded his work, determined that certain prior investments in the Issuer by OPKO and Dr. Frost should have been grouped under Section 13(d) of the Exchange Act, and recommended the filing of this form.

OPKO has now established the MIC and IIC, and following the establishment of these committees, any group between OPKO, Dr. Frost and his affiliated entities with respect to investments in the Issuer has ceased to exist.

CUSIP No. 171077407	SCHEDULE 13D	Page 7 of 10 Pages

ITEM 1.	SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of Chromadex Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at: 10900 Wilshire Blvd. Suite 650, Los Angeles, California, 90024.

ITEM 2.	IDENTITY AND BACKGROUND

Set forth in Schedule 1 to this Schedule 13D are the name, business address and present principal occupation or employment and citizenship of each executive officer and director of OPKO.

(a), (f) This statement is being filed by:

(i)	OPKO, a corporation incorporated under the laws of the State of Delaware;

(ii)	Phillip Frost, M.D.;

(iii)	Philanthropic Foundation, a corporation organized under the laws of the State of Florida; and

(iv)	FGIT, a trust organized under the laws of the State of Florida.

The Reporting Persons have entered into a joint filing agreement, dated as of May 9, 2019, a copy of which is attached hereto as Exhibit 1.

(b) The address of the principal business and principal office of OPKO is 4400 Biscayne Blvd., Miami, Florida 33137. The address of the principal business and principal office of Dr. Frost, FGIT and Philanthropic Foundation is 4400 Biscayne Blvd., Suite 1500, Miami, Florida 33137.

(c) OPKO is a diversified healthcare company that seeks to establish industry-leading positions in large and rapidly growing medical markets. Dr. Frost’s principal occupation is serving as Chairman and Chief Executive Officer of OPKO. The principal business of FGIT is to invest in securities. Dr. Frost is the sole trustee of FGIT. Frost Gamma Limited Partnership is the sole and exclusive beneficiary of FGIT. Philanthropic Foundation is a private charitable foundation, of which Dr. Frost is President.

(d), (e) The information set forth under the heading “Explanatory Note” above is incorporated herein by reference in its entirety to this Item 2(d) and Item 2(e). Except as disclosed above under the heading “Explanatory Note,” during the last five years, none of the Reporting Persons or any of the persons listed on Schedule I hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

CUSIP No. 171077407	SCHEDULE 13D	Page 8 of 10 Pages

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information set forth or incorporated under the heading “Explanatory Note” and in Items 4 and 5 is incorporated by reference in its entirety into this Item 3.

The source of funds used by OPKO for each of its acquisitions of securities of the Issuer was working capital. In addition, on July 10, 2012 OPKO received 500,000 shares of Common Stock as consideration for entering into an agreement to act as a management consultant and advisor to the Issuer from July 10, 2012 until October 10, 2012. For information with respect to Dr. Frost, FGIT and the Philanthropic Foundation, please refer to the Schedule 13D filed on January 19, 2011, as amended by Amendment No. 1 filed on August 29, 2011, Amendment No. 2 filed on July 12, 2012, Amendment No. 3 filed on January 3, 2014, Amendment No. 4 filed on July 27, 2016, Amendment No. 5 filed on September 14, 2016, Amendment No. 6 filed on August 17, 2017, Amendment No. 7 filed on December 29, 2017 and Amendment No. 8 filed on February 14, 2019, each of which is incorporated by reference herein.

ITEM 4.	PURPOSE OF TRANSACTION

The information set forth or incorporated under the heading “Explanatory Note” and in Items 2, 3 and 5 is incorporated by reference in its entirety into this Item 4.

Steven D. Rubin, who serves as Executive Vice President – Administration and a director of OPKO, is a director of the Issuer.

Each of the Reporting Persons may, at any time or from time to time, formulate plans or proposals regarding the Issuer or its securities to the extent deemed advisable by the Reporting Persons in light of each of their general investment policies, market conditions, subsequent developments affecting the Issuer, the general business and future prospects of the Issuer, or other factors. The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board of directors, price levels of shares of the Common Stock, other investment opportunities available to the Reporting Persons, concentration of positions in the portfolios managed by the Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of the Common Stock or other financial instruments related to the Issuer or selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Except as disclosed herein, none of the Reporting Persons has any plans or proposals which relate to or which would result in any of the actions specified in this paragraph of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a), (b) The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated by reference in its entirety into this Item 5.

The following persons named in Item 2, other than the Reporting Persons, beneficially own securities of the Issuer:

CUSIP No. 171077407	SCHEDULE 13D	Page 9 of 10 Pages

Name	Number of Shares of Common Stock Beneficially Owned	Sole or Shared Voting Power	Sole or Shared Dispositive Power	Percentage of Class
Steven D. Rubin	46,800 (1)	Sole	Sole	<0.1% (2)

(1)

Comprised of 46,800 shares of Common Stock issuable upon exercise of currently exercisable stock options. Excludes shares of Common Stock issuable upon the exercise of stock options scheduled to vest on June 22, 2019. The stock options were received as a result of Mr. Rubin’s service as a director of the Issuer.

(2)

Calculated based on (i) 55,285,912 shares of Common Stock outstanding as of February 28, 2019, as reported in the Issuer’s annual report on Form 10-K for the fiscal year ended December 31, 2018, filed with the Securities and Exchange Commission on March 7, 2019 and (ii) 46,800 shares of Common Stock issuable upon exercise of the currently exercisable options held by Mr. Rubin.

OPKO’s reported ownership does not include securities beneficially owned by FGIT, Dr. Frost, or Mr. Rubin. OPKO disclaims beneficial ownership of the securities of the Issuer owned by FGIT, Dr. Frost and Mr. Rubin.

Dr. Frost and FGIT’s reported ownership does not include securities owned by OPKO. In addition to serving as Chairman and Chief Executive Officer of OPKO, Dr. Frost and entities controlled by Dr. Frost (including FGIT) beneficially own approximately 35% of the outstanding common stock of OPKO. Dr. Frost and FGIT each disclaim beneficial ownership of the securities of the Issuer owned by OPKO.

(c) There have been no transactions in shares of the Common Stock effected by any Reporting Person or any of the other persons named in Item 2 in the last 60 days.

(d) No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock covered by this Schedule 13D.

(e) OPKO ceased to be a member of a group with Dr. Frost and his affiliated entities no later than the establishment of the IIC and MIC on February 1, 2019. OPKO is not the beneficial owner of more than 5% of the outstanding Common Stock.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth or incorporated under the heading “Explanatory Note” and in Items 2, 3, 4 and 5 is incorporated by reference in its entirety into this Item 6.

Except for the matters described herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1         Joint Filing Agreement

Exhibit 2         Power of Attorney

CUSIP No. 171077407	SCHEDULE 13D	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: May 9, 2019

OPKO Health, Inc.

By:	/s/ Kate Inman
Kate Inman
General Counsel, Secretary

Phillip Frost, M.D.

By:	*

Frost Gamma Investments Trust

By:	*
Phillip Frost, M.D. Trustee

Phillip and Patricia Frost Philanthropic Foundation, Inc.

By:	*
Phillip Frost, M.D. President

By:	/s/ Steven D. Rubin
Attorney-in-Fact

* This Schedule 13D was executed by Steven D. Rubin on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 2.

EXHIBIT INDEX

Exhibit	Description
1	Joint Filing Agreement.

2	Power of Attorney.

SCHEDULE 1

Directors of OPKO

Name	Business Address	Principal Occupation or Employment	Citizenship

Phillip Frost, M.D	4400 Biscayne Blvd., Suite 1500, Miami, Florida 33137	Chairman & Chief Executive Officer OPKO Health, Inc.	United States

Jane H. Hsiao, Ph.D., MBA	c/o OPKO Health, Inc. 4400 Biscayne Blvd. Miami, Florida 33137	Vice Chairman & Chief Technical Officer OPKO Health, Inc.	United States

Steven D. Rubin	c/o OPKO Health, Inc. 4400 Biscayne Blvd. Miami, Florida 33137	Executive Vice President – Administration OPKO Health, Inc.	United States

Robert S. Fishel, M.D.	c/o OPKO Health, Inc. 4400 Biscayne Blvd. Miami, Florida 33137	Chief Executive Officer & President Florida Electrophysiology Associates	United States

Richard M. Krasno, Ph.D.	c/o OPKO Health, Inc. 4400 Biscayne Blvd. Miami, Florida 33137	Lead Independent Director of Ladenburg Thalmann Financial Services, Inc.	United States

Richard A. Lerner, M.D.	c/o OPKO Health, Inc. 4400 Biscayne Blvd. Miami, Florida 33137	Institute Professor The Scripps Research Institute	United States

John A. Paganelli	c/o OPKO Health, Inc. 4400 Biscayne Blvd. Miami, Florida 33137	Chairman of the Board Pharos Systems International	United States

Richard C. Pfenniger, Jr.	c/o OPKO Health, Inc. 4400 Biscayne Blvd. Miami, Florida 33137	Former Chairman, Chief Executive Officer and President Continucare Corporation	United States

Alice Lin-Tsing Yu, M.D., Ph.D.	c/o OPKO Health, Inc. 4400 Biscayne Blvd. Miami, Florida 33137	Professor in Pediatrics at University of California in San Diego	United States

Executive Officers of OPKO

Name	Business Address	Principal Occupation or Employment	Citizenship
Phillip Frost, M.D	4400 Biscayne Blvd., Suite 1500, Miami, Florida 33137	Chief Executive Officer & Chairman of the Board.	United States

Jane H. Hsiao, Ph.D., MBA	c/o OPKO Health, Inc. 4400 Biscayne Blvd. Miami, Florida 33137	Vice Chairman & Chief Technical Officer.	United States

Steven D. Rubin	c/o OPKO Health, Inc. 4400 Biscayne Blvd. Miami, Florida 33137	Executive Vice President – Administration.	United States

Adam Logal	c/o OPKO Health, Inc. 4400 Biscayne Blvd. Miami, Florida 33137	Senior Vice President, Chief Financial Officer, Chief Accounting Officer and Treasurer.	United States